UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38631

Cheer Holding, Inc.

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 10, 2023, the Board of Directors of Cheer Holding, Inc. (f/k/a Glory Star New Media Group Holdings Limited) (the “Company”), authorized and approved the Company to file a notice (the “Notice”) to effect (i) a share consolidation so that every 10 ordinary shares of a par value of US$0.0001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.001 (the “Share Consolidation”), such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each, and (ii) a share increase so that the authorized share capital of the Company be increased by the creation of an additional 180,000,000 ordinary shares of a par value of US$0.001 each (the “Share Increase”), such that immediately following the Share Increase, the authorized share capital of the Company will be US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each. The Share Consolidation and Share Increase was approved by the Company’s shareholders on October 31, 2023.

The Share Consolidation and Share Increase will be effected by filing a notice to the Registrar of Companies of the Cayman Islands, and will become effective at 4:05 p.m. (New York time) on November 24, 2023. The Company’s ordinary shares will continue to be traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CHR” and it is anticipated that the ordinary shares will begin trading on a post-consolidation-adjusted basis on Nasdaq when the market opens on November 27, 2023. The CUSIP number for the Company’s ordinary shares following the Share Consolidation will be G39973204.

The Company is effecting the Share Consolidation in order to maintain its listing on Nasdaq. As previously disclosed, on March 22, 2023, the Company received notice from the Listing Qualifications Department of Nasdaq indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. The Company believes that the proposed Share Consolidation will assist the Company in regaining compliance under the Nasdaq Listing Rules.

The Share Consolidation will reduce the issued and outstanding number of ordinary shares of the Company from 100,384,466 shares to approximately 10,038,447 shares. In addition, the Company will be effecting a share increase immediately upon the effectiveness of the Share Consolidation, so that the authorized share capital of the Company will be US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each.

A copy of the press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-237788) and on Form F-3 (File No. 333-248554), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Exhibit Description
99.1	Press Release Dated November 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name: Title:	Bing Zhang Chief Executive Officer

Dated: November 22, 2023

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